Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 4, 2009

Relating to Preliminary Prospectus dated April 24, 2009

Registration No. 333-158551

The Offering

OFFERING:	550,000 UNITS
EACH CONSISTING OF
TEN COMMON SHARES &
TEN NON-REDEEMABLE
CLASS B WARRANTS*

EXPECTED PRICE:	≈ $5.50 PER UNIT

TIMING:	MAY 2009

SHARES OUTSTANDING
POST - OFFERING:	12,806,232 SHARES

NASDAQ SYMBOL:	ICOP

USE OF PROCEEDS:	INVENTORY PURCHASES,
GENERAL CORPORATE
PURPOSES

UNDERWRITER:	PAULSON INVESTMENT
COMPANY, INC.

CONTACT:	TRENT DAVIS
NICK BALES
BECKY SCHLUNTZ
1-800-433-9045
1-503-243-6095 (FAX)

*	The Class B warrants in the units will be exercisable at any time after they become separately tradable until their expiration date, which is the date that is six months from the date of this prospectus. The exercise price of the Class B warrant is 110 percent of our common stock price on the day preceding the effective date. The Class B warrants are not callable.

THIS OFFERING INVOLVES A

HIGH DEGREE OF RISK

	Year Ended December 31
	2007	2008
Selected Operating Data:
Sales, net of returns	$11,842,415	$10,859,850
Gross Profit	$5,197,397	$6,689,758
Operating loss	$(5,642,414)	$(5,791,501)
Other income (expense)	184,130	(130,678)
Loss before income taxes	$(5,458,284)	$(5,922,179)
Net Loss	$(5,458,284)	$(5,922,179)
Basic & diluted net loss / share	$(0.75)	$(0.79)
Basic and diluted weighted avg. common shares outstanding	7,320,699	7,472,032

	December 31, 2008
	Actual	As Adjusted
Selected Balance Sheet Data:
Working Capital	$3,113,971	$5,495,721
Cash and cash equivalents	$99,192	$1,290,067
Inventory, at lower cost or market	$3,568,596	$4,759,471
Total assets	$8,358,138	$10,739,888
Total shareholders’ equity	$5,269,168	$7,650,918

Company Description

ICOP Digital designs, engineers and markets video surveillance products for public safety. Their flagship product, the ICOP Model 20/20-WTM, is a digital in-car video and audio recorder designed for the rugged demands of law enforcement agencies, which provides a secure chain of custody and integrity of the recorded information.

Since their first commercial sale in June 2005, ICOP has sold the ICOP Model 20/20-W and its predecessor, the ICOP Model 20/20TM, to law enforcement customers in 49 states. The ICOP Model 20/20-W technology also has applications in other markets where video surveillance is critical in the safety of people and security of property, including the military and other public safety installations. Their product is installed in the dashboard of the vehicle; therefore, there are no parts in the trunk, under the seat, or overhead, which is critical in considering officer safety and space limitations within patrol cars. An AM/FM radio is built into the ICOP Model 20/20-W to replace the AM/FM radio in the dashboard. The ICOP Model 20/20-W provides wireless (“W”) upload of the recorded video to the backend server where the video evidence is stored and managed.

ICOP is broadening its scope and presence across multiple markets through its direct and indirect sales organizations, and key strategic partners. Recent product additions include the ICOP 20/20™ VISION for law enforcement and the ICOP Model 4000™ for school buses and transit.

With its robust back-end management software suite, ICOP is well positioned to offer web-enabled access to critical live and recorded video information. This total solution allows video files to be shared within precincts, among precincts or across the nation, using high levels of security to optimize public safety.

Investment Highlights

•	Saudi Arabia Opportunity:

•	Awarded contract to outfit security force vehicles in Saudi Arabia with ICOP Model 20/20™ - W in 1st quarter of 2009.

•	The Kingdom operates one of the single largest security force agencies in the world with tens of thousands of vehicles.

•	ICOP has shipped the first order for 100 units, as a pilot project.

“We are honored to have the opportunity to work more closely with ICOP. Our potential for success with the technology that ICOP brings to us is enormous. Their dedication to high quality products and evidence security is the reason we selected ICOP.”

Sheik Mohammed Bin Khamis

President and CEO of DDIT

•	Key Operational Highlights

•	During 2008, ICOP processed orders for approximately 1,929 ICOP Model 20/20™-W digital in-car video systems and related ancillary products from agencies in 46 U.S. states

•	61% of all purchase orders processed during the year represented re-orders from the existing customers engaged in fleet deployments of the ICOP Model 20/20™-W, up from 48% in 2007

•	In 2008, ICOP received orders from four US military installations and booked a total of 142 new agency accounts

•	In 4th Q 2008, ICOP introduced to market the ICOP Model 4000TM, its school bus / transit surveillance system.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. relates Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any broker dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800- 800800 433- 433433 904545 9090 or electronically by visiting http://www.paulsoninvestment.com.